Exhibit 99.1

Recent Developments

Preliminary Operational and Financial Condition Data for the Years Ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018

The following information for the years ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018 sets forth our preliminary operating and financial condition data. Our results of operations for such periods are not necessarily indicative of results that may be expected for any future period.

	Years Ended December 31,
	2019	2018

Operating Data (in thousands, except per unit data):
Revenues:
Rental	$2,831,818	$2,388,791
Strategic capital	491,886	406,300
Development management and other	6,917	9,358

Total revenues	3,330,621	2,804,449
Expenses:
Rental	734,266	600,648
Strategic capital	184,661	157,040
General and administrative	266,718	238,985
Depreciation and amortization	1,139,879	947,214
Other	13,149	13,560
Total expenses	2,338,673	1,957,447

Operating income before gains on real estate transactions, net	991,948	847,002

Gains on real estate transactions, net	857,818	840,996
Operating income	1,849,766	1,687,998
Other income (expense):
Earnings from unconsolidated entities, net	200,178	298,260
Interest expense	(239,953)	(229,141)
Foreign currency and derivative gains (losses) and interest and other income, net	(17,502)	131,759
Losses on early extinguishment of debt, net	(16,126)	(2,586)
Total other income (expense)	(73,403)	198,292
Earnings before income taxes	1,776,363	1,886,290
Total income tax expense	74,517	63,330
Consolidated net earnings	1,701,846	1,822,960

Less net earnings attributable to noncontrolling interests	82,222	124,712
Net earnings attributable to controlling interests	1,619,624	1,698,248
Less preferred unit distributions	6,009	5,935
Net earnings available for common unitholders	$1,613,615	$1,692,313

Weighted average common units outstanding:
Basic	641,128	575,798
Diluted	654,903	590,239
Net earnings per unit attributable to common unitholders – Basic	$2.48	$2.90
Net earnings per unit attributable to common unitholders – Diluted	$2.46	$2.87
Dividends per common unit	$2.12	$1.92

	Years Ended December 31,
	2019	2018
FFO (1): (in thousands)
Reconciliation of net earnings to FFO measures:
Net earnings available for common unitholders	$1,613,615	$1,692,313
Add (deduct) NAREIT defined adjustments:
Real estate related depreciation and amortization	1,102,065	912,781
Gains on real estate transactions, net (excluding development properties and land)	(390,241)	(371,179)
Reconciling items related to noncontrolling interests	(54,855)	(25,806)
Our share of reconciling items included in earnings related to unconsolidated entities	246,078	141,751
NAREIT defined FFO (1)	$2,516,662	$2,349,860
Add (deduct) our modified adjustments:
Unrealized foreign currency, derivative losses (gains), net	68,971	(120,397)
Deferred income tax benefit	12,221	1,448
Current income tax expense on dispositions related to acquired tax liabilities	-	1,175
Reconciling items related to noncontrolling interests	413	(191)
Our share of reconciling items included in earnings related to unconsolidated entities	(7,529)	(263)
FFO, as modified by Prologis (1)	$2,590,738	$2,231,632
Adjustments to arrive at Core FFO:
Gains on dispositions of development properties and land, net	(467,577)	(469,817)
Current income tax expense on dispositions	15,069	17,085
Losses on early extinguishment of debt, net	16,126	2,586
Reconciling items related to noncontrolling interests	186	6,183
Our share of reconciling items included in earnings related to unconsolidated entities	9,475	479
Core FFO (1)	$2,164,017	$1,788,148

	December 31,
	2019	2018
Financial Position (in thousands):
Net investments in real estate properties	$29,786,752	$29,930,307
Investment in and advances to unconsolidated entities	$6,237,371	$5,745,294
Cash and cash equivalents	$1,088,855	$343,856
Total assets	$40,031,850	$38,417,664
Total debt	$11,905,877	$11,089,815
Total liabilities	$13,960,066	$12,616,776
Noncontrolling interest	$2,775,394	$2,836,469
Total capital	$26,071,784	$25,800,888
Number of common units outstanding	641,730	640,132
Number of Class A common limited partnership units outstanding	8,613	8,849

(1)	FUNDS FROM OPERATIONS ATTRIBUTABLE TO COMMON STOCKHOLDERS/UNITHOLDERS (“FFO”)

FFO is a non-GAAP financial measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings.

The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales, along with impairment charges, of previously depreciated properties. We also exclude the gains on revaluation of equity investments upon acquisition of a controlling interest and the gain recognized from a partial sale of our investment, as these are similar to gains from the sales of previously depreciated properties. We exclude similar adjustments from our unconsolidated entities and the third parties’ share of our consolidated co-investment ventures.

Our FFO Measures

Our FFO measures begin with NAREIT’s definition and we make certain adjustments to reflect our business and the way that management plans and executes our business strategy. While not infrequent or unusual, the additional items we adjust for in calculating FFO, as modified by Prologis, and Core FFO, both as defined below, are subject to significant fluctuations from period to period. Although these items may have a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long term. These items have both positive and negative short-term effects on our results of operations in inconsistent and unpredictable directions that are not relevant to our long-term outlook.

We calculate our FFO measures, as defined below, based on our proportionate ownership share of both our unconsolidated and consolidated ventures. We reflect our share of our FFO measures for unconsolidated ventures by applying our average ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated ventures in which we do not own 100% of the equity by adjusting our FFO measures to remove the noncontrolling interests share of the applicable reconciling items based on our average ownership percentage for the applicable periods.

These FFO measures are used by management as supplemental financial measures of operating performance and we believe that it is important that stockholders, potential investors and financial analysts understand the measures management uses. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

We analyze our operating performance primarily by the rental revenues of our real estate and the revenues from our strategic capital business, net of operating, administrative and financing expenses. This income stream is not directly impacted by fluctuations in the market value of our investments in real estate or debt securities.

FFO, as modified by Prologis attributable to common stockholders and unitholders (“FFO, as modified by Prologis”)

To arrive at FFO, as modified by Prologis, we adjust the NAREIT defined FFO measure to exclude the impact of foreign currency related items and deferred tax, specifically:

•	deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

•	current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in earnings that is excluded from our defined FFO measure;

•	foreign currency exchange gains and losses resulting from (a) debt transactions between us and our foreign entities, (b) third-party debt that is used to hedge our investment in foreign entities, (c) derivative financial instruments related to any such debt transactions, and (d) mark-to-market adjustments associated with other derivative financial instruments.

We use FFO, as modified by Prologis, so that management, analysts and investors are able to evaluate our performance against other REITs that do not have similar operations or operations in jurisdictions outside the U.S.

Core FFO attributable to common stockholders and unitholders (“Core FFO”)

In addition to FFO, as modified by Prologis, we also use Core FFO. To arrive at Core FFO, we adjust FFO, as modified by Prologis, to exclude the following recurring and nonrecurring items that we recognized directly in FFO, as modified by Prologis:

•	gains or losses from the disposition of land and development properties that were developed with the intent to contribute or sell;

•	income tax expense related to the sale of investments in real estate and third-party acquisition costs related to the acquisition of real estate;

•	impairment charges recognized related to our investments in real estate generally as a result of our change in intent to contribute or sell these properties;

•	gains or losses from the early extinguishment of debt and redemption and repurchase of preferred stock; and

•	expenses related to natural disasters.

We use Core FFO, including by segment and region, to: (i) assess our operating performance as compared to other real estate companies; (ii) evaluate our performance and the performance of our properties in comparison with expected results and results of previous periods; (iii) evaluate the performance of our management; (iv) budget and forecast future results to assist in the allocation of resources; (v) provide guidance to the financial markets to understand our expected operating performance; and (v) evaluate how a specific potential investment will impact our future results.

Limitations on the use of our FFO measures

While we believe our modified FFO measures are important supplemental measures, neither NAREIT’s nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly, these are only a few of the many measures we use when analyzing our business. Some of the limitations are:

•	The current income tax expenses and acquisition costs that are excluded from our modified FFO measures represent the taxes and transaction costs that are payable.

•	Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Furthermore, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of logistics facilities are not reflected in FFO.

•	Gains or losses from non-development property and dispositions or impairment charges related to expected dispositions represent changes in value of the properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

•	The deferred income tax benefits and expenses that are excluded from our modified FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our modified FFO measures do not currently reflect any income or expense that may result from such settlement.

•	The foreign currency exchange gains and losses that are excluded from our modified FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

•	The gains and losses on extinguishment of debt that we exclude from our Core FFO, may provide a benefit or cost to us as we may be settling our debt at less or more than our future obligation.

•	The natural disaster expenses that we exclude from Core FFO are costs that we have incurred.

We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. This information should be read with our complete Consolidated Financial Statements prepared under GAAP. To assist investors in compensating for these limitations, we reconcile our modified FFO measures to our net earnings computed under GAAP.